Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 14, 2008, relating to the consolidated financial statements of Advanced Life Sciences Holdings, Inc. (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern and that the Company is in the development stage) appearing in the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
October 16, 2008